

Mail Stop 4561

December 9, 2008

Robert L. Lerner
RFMC Global Directional Fund, LP
c/o Ruvane Fund Management Corporation
4 Benedek Road
Princeton, NJ 08540

Re: RFMC Global Directional Fund, LP
Amendment No. 4 to Form 10
Filed October 24, 2008
File No. 000-53118

Dear Mr. Lerner:

We have completed our review of your Form 10 on October 31, 2008, but due to an administrative oversight, we did not send a letter at that time.

Please contact Duc Dang, Staff Attorney, at (202) 551-3386 or the undersigned at (202) 551-3785 if you have any questions.

Sincerely,

Karen J. Garnett
Assistant Director